August 16, 2011

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed May 25, 2011
Form 8-K Filed on May 24, 2011
File No. 001-34003

Dear Ms. Collins:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the Company”) Form 10-K for the fiscal year ended March 31, 2011, filed May 25, 2011 (the “Form 10-K”), and the Company’s Form 8-K filed on May 24, 2011 (the “Form 8-K”), as contained in the letter, dated August 3, 2011 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2011  Business, page 1

1.                                      Your business and risk factor disclosure describe your reliance on game titles, platform manufacturers, customers and third-party distributors in vague terms. For instance, you state the following:

•                                          You generate “a substantial portion” of your revenues from Grand Theft Auto and “certain” other unnamed titles;

•                                          The “majority” of the company’s products are made for the hardware platforms developed by Sony, Microsoft and Nintendo;

•                                          A “limited number” of customers generate a “substantial portion” of your revenues.

•                                          You rely on a “limited number” of third-party distributors for a “significant portion” of your products.

Where you indicate that you rely on one or more entities for a “substantial portion,” “significant portion” or a “majority” of your revenues, products, etc., please quantify such amounts in your response and in future filings.

Response:

In the future, where our filings use the terms specified in the Staff’s comments, the Company will quantify amounts or cross reference other sections of the filing where such information is disclosed.

(a)                                 You generate “a substantial portion” of your revenues from Grand Theft Auto and “certain” other unnamed titles;

Sales of Grand Theft Auto products generated approximately 14% of the Company’s net revenue for the fiscal year ended March 31, 2011 and the ten best-selling titles (including Grand Theft Auto) that significantly contributed to the Company’s net revenue for the fiscal year ended March 31, 2011 in the aggregate accounted for approximately 79% of the Company’s net revenue. In addressing the Staff’s comment, the Company will include the aforementioned disclosure in future filings.

(b)                                 The “majority” of the company’s products are made for the hardware platforms developed by Sony, Microsoft and Nintendo.

Note 17 to the Consolidated Financial Statements, “Segment and Geographic Information,” in the Form 10-K discloses that Sony, Microsoft and Nintendo comprise approximately 90% of the Company’s net revenue by product platform for the year ended March 31, 2011.  In addressing the Staff’s comment, the Company will include the aforementioned disclosure in future filings.

(c)                                  A “limited number” of customers generate a “substantial portion” of your revenues.

Under the subheading “Sales” of Item 1 in the Form 10-K, the Company states that “sales to our five largest customers during the fiscal year ended March 31, 2011 accounted for approximately 43.8% of our net revenue, with GameStop and Wal-Mart accounting for 19.2% and 10.8%, respectively. No other customer accounted for more than 10.0% of our net revenue during the fiscal year ended March 31, 2011.”  In addressing the Staff’s comment, the Company will include the aforementioned disclosure in future filings.

(d)                                 You rely on a “limited number” of third-party distributors for a “significant portion” of your products.

While the disclosure states that third-party distributors account for a “significant portion” of our products, it should be noted that we fulfill virtually all of our product sales through five third-party distributors and will make that clarification in future filings.

2.                                      We note that you have not filed agreements with Sony, though it appears from your disclosure that you have entered into agreements with Sony on which you may be substantially dependent. Please file your platform manufacturer agreements with Sony as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K or provide us with your analysis as to why you believe such agreements are not required to be filed.

Response:

While we believed that the Company was not substantially dependent on its platform manufacturer agreements with Sony, and that such agreements were made in the ordinary course of the Company’s business such that they were not required to be filed pursuant to Item 601 of Regulation S-K, upon further consideration, we will file these agreements in the Company’s next quarterly report on Form 10-Q, subject to the Company first seeking a grant of confidential treatment from the Commission for certain competitively sensitive information contained in the agreements.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Years Ended March 31, 2011 and 2010, page 39

3.                                      In your discussions of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. As one example, without limitation, you indicate that net revenue nearly doubled in 2011 due primarily to two releases in May and August of 2010 and increases in your NBA franchise, partially offset by decreases in sales of the titles you identify by name. Please tell us what consideration you gave to quantifying the amount of the change attributable to each of the factors or events that you identify throughout the Results of Operations section. Refer to Section III.B of SEC Release No. 34-48960 “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:

Using the example described in the comment, the Company indicated in the Form 10-K that:

“Net revenue increased $373.9 million for the fiscal year ended March 31, 2011 as compared to the prior year, primarily due to the releases of Red Dead Redemption in May 2010 and Mafia II in August 2010 and a period-over-period increase in our NBA franchise. Partially offsetting the increase in net revenue were decreases in BioShock 2 and Borderlands, which were released in February 2010 and October 2009, respectively, and a decrease in sales of our Grand Theft Auto franchise of approximately $63.5 million. The decrease in our Grand Theft Auto franchise was primarily due to decreases in sales from Grand Theft Auto IV and Grand Theft Auto: Chinatown Wars as well as from downloadable episodes Grand Theft Auto IV: The Lost and Damned and Grand Theft Auto: The Ballad of Gay Tony, which released in prior periods, partially offset by the current year release of Grand Theft Auto IV: Complete.”

Additionally, the Company included three paragraphs in the Form 10-K discussing the fluctuations and the material factors contributing to the fluctuations in net revenue by platform, gross profit and geographic region.  The Company also disclosed in the “Trends and Factors Impacting our Business” section that the Company’s financial results are affected by the timing of its product releases and the commercial success of those titles.

In preparing the above analysis, we considered Section III.B of Release No. 34-48960 and we believe that the Company in describing approximately $367.5 million or 98% of the $373.9 million increase in net revenue provided the material information necessary to understand the increase in net revenue. Additionally, in preparing all of our discussions of the results of operations in our filings, we applied a similar standard of providing a high level of coverage as a general guideline.

Liquidity and Capital Resources, page 45

4.                                      Your discussion of cash flows from operating activities appears to be limited to your disclosure of the strong performance of games released during the year, primarily Red Dead Redemption, NBA 2K11, and Mafia II. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows, such as for material changes in operating assets and liabilities, to better explain the variability in your cash flows. While your cash flow statement reports the increases and decreases of the various individual components of working capital, it would not provide a sufficient basis for a reader to analyze the change. Please refer to the guidance of Section IV of SEC Release No. 34-48960.

Response:

In preparing the disclosure, we considered Section IV of Release No. 34-48960 and we respectfully believe that the Company has addressed the disclosure requirements.  Section IV states that “a company’s discussion and analysis of cash flows should not be a mere recitation of changes and other information evident to readers from the financial statements, rather, MD&A should focus on the primary drivers of and other material factors necessary to an understanding of the company’s cash flows.” In evaluating the Company’s material changes in operating cash flows, the Company determined that the increase in cash and cash equivalents from March 31, 2010 was primarily due to cash from operating activities generated from the strong performance of games released during the year, primarily Red Dead Redemption, NBA 2K11 and Mafia II.  We also refer to our response to comment number 3 above where 98% of the increase in net revenue was primarily attributable to the releases of the aforementioned titles.

5.                                      Additionally, you indicate on page 88 that your intention is to indefinitely reinvest undistributed earnings from foreign subsidiaries. Please tell us your consideration to disclose the amount of cash and investments that are currently held in subsidiaries where earnings are indefinitely reinvested. To the extent that this tax strategy relates to certain countries, then tell us how you considered disclosing the names of such countries. We refer you to Item 5.B of Form 20-F and Section IV of SEC Release 34-48960.

Response:

Item 5.B of Form 20-F and Section IV. of SEC Release 34-48960 state that information shall be provided in “Liquidity and Capital Resources” for amounts of cash flows that have legal or economic restrictions on the ability of subsidiaries to transfer funds to the company. The Company has significant operations in foreign jurisdictions which have ongoing cash needs. It is the Company’s intention to indefinitely reinvest undistributed earnings of foreign subsidiaries. Furthermore, the Company’s U.S. operations are significant and do not rely on repatriated earnings from the Company’s foreign operations. Notwithstanding, if the cash held in the foreign subsidiaries were required, there is no significant restriction in repatriating those amounts.  We also note that the Company’s tax strategy is global and does not specifically relate to certain countries. Exhibit 21.1, Subsidiaries of the Company, of the Form 10-K discloses the names of the countries where the Company has operations.  In addressing the Staff’s comment, we will add the foregoing information in the “Liquidity and Capital Resources” section of our future filings to better clarify our global liquidity position.

Item 11. Executive Compensation, page 52 (Incorporated by Reference from Definitive Proxy Statement filed July 29, 2011)

Compensation Discussion and Analysis

Long-Term Equity Incentives, page 37

6.                                      It is unclear from your disclosure how you determined the amount of the equity awards with respect to time-vested, performance-vested and retention incentive awards for Mr. Krauss and Ms. Goldstein. In your response, please identify the number of shares and corresponding dollar value for each of the equity awards made to Mr. Krauss and Ms. Goldstein, preferably in tabular form. Then clarify how the amount of each award was determined by the compensation committee. For the retention incentive awards, please also explain the circumstances supporting the compensation committee’s determination that such awards were warranted.

Response:

As described in the Company’s 2011 Proxy Statement, as filed with the Commission on July 29, 2011, on pages 37 and 38, during the 17-month period ended March 31, 2011, long-term equity incentive awards were granted to Mr. Krauss and Ms. Goldstein as part of the Company’s annual equity award cycle in recognition of past performance and as a future retention incentive, in each case in the form of restricted stock.  All of such shares vest over the three-year period following the date of grant based on continued service with the Company, and 50% of the shares granted as part of the Company’s annual equity award cycle are also subject to an additional vesting requirement that the value of the Company’s common stock must appreciate at a compounded rate of 10% each such year.

As set forth in the Compensation Discussion and Analysis on page 38 and the Grants of Plan-Based Awards table on page 45 of the 2011 Proxy Statement, Mr. Krauss and Ms. Goldstein were granted the following equity incentive awards during the 17-month period ended March 31, 2011:

Executive	Date of Grant	Type and Purpose of Award	Number of Shares(1)	Grant-Date Fair Market Value(2)
Seth Krauss	2/16/2011	Time-vested; annual cycle	23,498	$389,832
	2/16/2011	Performance-vested; annual cycle	23,497	$360,914
	6/16/2010	Time-vested; retention	70,888	$727,311
	12/28/2009	Time-vested; annual cycle	39,755	$391,984
	12/28/2009	Performance-vested; annual cycle	39,754	$367,725

Lainie Goldstein	2/16/2011	Time-vested; annual cycle	23,498	$389,832
	2/16/2011	Performance-vested; annual cycle	23,497	$360,914
	6/16/2010	Time-vested; retention	99,462	$1,020,480
	6/16/2010	Performance-vested; retention	49,731	$510,240
	12/28/2009	Time-vested; annual cycle	39,755	$391,984
	12/28/2009	Performance-vested; annual cycle	39,754	$367,725

(1)         With respect to performance-vested awards, the number of shares represents the maximum number of shares that may vest, assuming an annual stock-price appreciation over the three-year vesting term at a compounded rate of 10% each year.

(2)         These amounts are valued based on the aggregate grant date fair market value of the award. For additional information, see Note 16 under the heading “Stock-Based Compensation” of the Notes to Consolidated Financial Statement included in the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011. The grant date fair value of equity incentive plan awards that are subject to performance-based vesting conditions is based upon the probable outcome of such conditions. All amounts reflect the grant date fair value for these awards, excluding the accounting effect of any estimate of future service-based forfeitures, and do not necessarily correspond to the actual value that might be realized by the executives.

In determining the size of annual cycle awards, the compensation committee took into consideration certain guidelines relating to a range of dollar values that were initially recommended by Executive Compensation Advisors for the twelve-month period ended October 31, 2010, which guidelines were reviewed by Aon-Hewitt, as well as the recommendation of the Company’s then-current Chief Executive Officer.  The range of dollar values was based on market reviews and reviews of comparable executive positions among the peer group, and covered a variety of positions ranging from employees who are not executive officers to the Company’s named executive officers.  Additionally, for Mr. Krauss, the compensation committee considered the Company’s and the executive’s performance based on the same performance criteria used to determine the annual cash bonus, as described in the Compensation Discussion and Analysis on pages 36 and 37, and for Ms. Goldstein, the compensation committee considered the Company’s overall performance.  For both executives, the compensation committee also considered the results of upstream reviews from the executives’ direct reports.

The retention awards were special one-time awards made in connection with the three-year extension of the executives’ employment agreements in June 2010.  The values of these awards were based on measures of market comparability and were, based on a three-year amortization over the vesting period, intended to provide a necessary component of a competitive total compensation package when combined with cash compensation.  The number of shares subject to the awards was based on the average closing price of the Company’s common stock during the 10-day period preceding the date of grant.

Item 15. Exhibits, Financial Statement Schedules, page 53

7.                                      Your exhibit index is marked to indicate that portions of the Xbox 360 Publisher License Agreement with Microsoft dated November 16, 2006 (Exhibit 10.28) have been omitted pursuant to a grant of confidential treatment. However, it appears that the order granting confidential treatment expired on November 22, 2009. If you have an order indicating that confidential treatment was extended beyond the initial period, please provide us with a copy of the order or advise.

Response:

While we no longer believe our Xbox 360 Publisher License Agreement with Microsoft is a material contract for purposes of Regulation S-K 601, upon further consideration in connection with our response to comment number 2, we will continue to list this agreement in the Exhibit Index in our future applicable filings with the Commission, subject to the Company first seeking from the Commission an extension of the original confidential treatment grant for such agreement, which we will submit promptly following the date hereof.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Revenue Recognition. page 71

8.                                      Please provide us with the amount of in-game advertising revenue recognized for all periods presented. If it is greater than ten percent, then tell us how you considered presenting revenue and cost of revenue from these services separately on the face of your consolidated statement of operations pursuant to Rule 5-03 of Regulation S-X. Additionally, if material and where a minimum guarantee of games sold does not exist, tell us how you determined recognizing revenue upon initial release was appropriate versus, for example, recognizing it over the expected life of the title.

Response:

The amount of in-game advertising revenue recognized for all periods presented was as follows:

	Fiscal Year Ended March 31,		Five Months Ended March 31,	Fiscal Year Ended October 31,
	2011	2010	2010	2009	2008
	(Dollars in thousands)

In-game advertising revenue	$2,773	$1,931	$524	$1,450	$4,204

Consolidated net revenue	1,136,876	762,941	359,231	701,057	1,231,106

In-game advertising revenue a percentage of consolidated revenue	0.2%	0.3%	0.1%	0.2%	0.3%

In-game advertising revenue was immaterial as it represents less than one percent of consolidated net revenue for all periods presented and accordingly it has been combined in our presentation of revenue and cost of revenue.  Although we do not anticipate the percentage of in-

game advertising revenue to significantly increase, we will continue to monitor these revenues in future periods.

Note 13. Legal and Other Proceedings. page 86

9.                                      We note your disclosures where you state “[w]hile there is a possibility that a loss may be incurred in excess of the amounts accrued in our financial statements, we believe that such losses, unless otherwise disclosed would not be material.” Tell us what you mean by “possibility.” Please revise your disclosures in future filings to refer to the specific terms used in ASC 450 (i.e. probable, remote, and reasonably possible). In this regard, please note that your use of the term “possibility” is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote.

Response:

Where the Company used the term “possibility” in Note 13, “Legal and Other Proceedings,” of the Form 10-K, the Company intended it to have the same meaning as “reasonably possible” as that term is used in ASC 450.  The Company will use the terminology specified in ASC 450 in future filings.

10.                               You also state that an unfavorable resolution of some or all of these matters could materially affect our business, financial condition, results of operations or cash flows. It is unclear whether you omitted the statement of comprehensive income and statement of changes in owners’ equity for a particular reason. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

Response:

The intent of the statement was to indicate that an unfavorable resolution of some or all of the referenced matters could materially affect the Company’s business or financial statements.   The Company will include the following type of disclosure in future filings:

“Depending on the amount and the timing, an unfavorable resolution of some or all of these matters could materially affect our business or financial statements.”

Form 8-K Filed on May 24, 2011

11.                               We note your presentation of a full non-GAAP consolidated statement of operations in your fourth quarter and fiscal 2011 earnings results furnished in Exhibit 99.1 of your Form 8-K. Please tell us how you considered removing such presentation as it appears to convey undue prominence to a statement based on non-GAAP information. We refer you to Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G.

Response

The Company did consider the Staff’s interpretive guidance in Question 102.10 of Compliance and Disclosure Interpretations which states that generally, it is not appropriate to present a full non-GAAP statement of operations as it may attach undue prominence to the non-GAAP information. We believe that the manner of the presentation in the earnings release did not attach undue prominence to the non-GAAP information.  This information appeared as the fourth table in a series of tables appended at the back of the Company’s earnings results furnished in Exhibit 99.1 of the Form 8-K.  The first three tables appended at the back of the earnings results provided disclosure of the Company’s GAAP statements of operations (Table 1), the Company’s GAAP balance sheets (Table 2) and the Company’s GAAP statements of cash flows (Table 3). By including the non-GAAP reconciliation (Table 4) after the GAAP tables, we do not believe that the Company was giving non-GAAP information undue prominence as compared with the GAAP tables. We view Table 4 as setting forth reconciliations to certain non-GAAP metrics and providing additional information regarding the break-down of non-GAAP adjustments to individual line items and not as an effort to set forth a full non-GAAP statement of operations.  As such, we do not believe that the information conveyed in Table 4 represented a full non-GAAP statement of operations.  The Company’s reconciliation from GAAP to non-GAAP was prepared in this format because the reconciling items impacted a majority of the line items. In addressing the Staff’s comment, the Company will change the title of the aforementioned table to properly label the table as a “Reconciliation of Non-GAAP adjustments”.

In addition, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein

Lainie Goldstein

Chief Financial Officer

cc:                                Melissa Feider
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Seth Krauss, Esq. (Take-Two Interactive Software, Inc.)
Daniel P. Emerson, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)